FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED SENIOR APPOINTMENTS

After 37 years of distinguished service to the HSBC Group, David Eldon, 59, will retire as the Chairman of The Hongkong and Shanghai Banking Corporation Limited on 24 May 2005. He will also retire from the HSBC Holdings plc Board at the conclusion of its Annual General Meeting on 27 May 2005.

Mr Eldon joined the HSBC Group in 1968 and became Chairman of Hang Seng Bank in 1998 and The Hongkong and Shanghai Banking Corporation in 1999. Mr Eldon will be succeeded as Chairman of The Hongkong and Shanghai Banking Corporation by Vincent Cheng, 56, on 25 May 2005. Mr Cheng, who joined the HSBC Group in 1978, has been Vice-Chairman and Chief Executive of Hang Seng Bank since 1998. Mr Eldon will retire as Chairman of Hang Seng Bank on 21 April 2005 and will be succeeded by Michael Smith, 48. Mr Smith will assume his appointment at Hang Seng Bank on 22 April 2005 and will retain his current role at The Hongkong and Shanghai Banking Corporation, a post he took up in January 2004, becoming the bank's President and Chief Executive Officer.

Raymond Or, 55, currently General Manager of The Hongkong and Shanghai Banking Corporation, will succeed Mr Cheng as Vice-Chairman and Chief Executive of Hang Seng Bank on 25 May 2005. Mr Or will also become an Executive Director of The Hongkong and Shanghai Banking Corporation with effect from 1 January 2005.

Peter Wong, 53, has been appointed Executive Director, Hong Kong and Mainland China of The Hongkong and Shanghai Banking Corporation, with effect from 1 April 2005. He joins the Group from Standard Chartered Bank where he was Director for Greater China Operations.

Joseph Poon, 50, has been appointed Executive Director and Deputy Chief Executive of Hang Seng Bank, with effect from 7 December 2004. Formerly Senior Executive Commercial Banking at The Hongkong and Shanghai Banking Corporation, Mr Poon succeeds Roger Luk, 52, as Deputy Chief Executive, a post he took up in 1996. Mr Luk will be seconded to the HSBC Group in the United Kingdom to undertake special project work prior to retirement.

HSBC's Group Chairman Sir John Bond said: "David Eldon has made an outstanding contribution to HSBC during his long career with us. During his time as Chairman of the bank in Asia he has made a significant contribution to ensuring the success of our operations in the region, in particular in Hong Kong, and has secured strong foundations for the Group's future growth in mainland China. He leaves The Hongkong and Shanghai Banking Corporation Limited with a strong senior management team in place and in excellent shape."

Biographies of Messrs Eldon, Cheng, Smith, Or, Wong and Poon follow.

David Eldon GBS, JP
Chairman,
The Hongkong and Shanghai Banking Corporation Limited
and Director, HSBC Holdings plc

David Eldon was born in Scotland in 1945. Having started his banking career with an Australian banking group in London in 1964, he joined HSBC Bank Middle East (formerly The British Bank of the Middle East), a principal member of the HSBC Group, in 1968. In the same year, he was posted to Dubai, the first of four consecutive postings to the Middle East. He was appointed Manager of Sharjah Branch in 1973 and Manager of Ras Al Khaimah Branch in 1977.

Mr Eldon took up his first position in Hong Kong in 1979 as Manager Special Projects in the head office of The Hongkong and Shanghai Banking Corporation Limited. He later became a District Manager, with responsibility for the bank's branches in one of the busiest districts, Mongkok.

In 1984, Mr Eldon was appointed Deputy Managing Director of The Saudi British Bank, in Saudi Arabia. He returned to Hong Kong in 1987 to take up the position of Senior Manager International Corporate Accounts. At the end of 1988, he was appointed Chief Executive Officer Malaysia and was promoted to General Manager in 1990. He returned to Hong Kong in April 1992 and after a temporary assignment as General Manager Hong Kong and China, he took up the position of General Manager in The Hongkong and Shanghai Banking Corporation's International department. Mr Eldon was made an Executive Director of the bank in January 1994, Chief Executive Officer in January 1996 and Chairman in January 1999. Mr Eldon was also appointed a director of HSBC Holdings plc on 1 January 1999.

Mr Eldon became an Associate of the Chartered Institute of Bankers (ACIB) in 1972 and a Fellow of the Institute (FCIB) in 1986. He is also a Fellow of the Hong Kong Institute of Bankers. Mr Eldon is non-executive Chairman of Hang Seng Bank, a Director of HSBC Bank Australia Limited (formerly Hongkong Bank of Australia Limited), Swire Pacific Limited and the Mass Transit Railway Corporation, Deputy Chairman of the Hong Kong General Chamber of Commerce, a member of the Exchange Fund Advisory Committee, a Steward of the Hong Kong Jockey Club, First Vice President and Executive Committee Chairman of The Community Chest, a member of the Hong Kong Trade Development Council, Chairman of Pacific Basin Economic Council, and President of the Society for the Relief of Disabled Children. Mr Eldon is also a Justice of the Peace.

Mr Eldon has been conferred Honorary Doctor of Business Administration by the City University of Hong Kong in November 2003. He was also named the DHL/SCMP Hong Kong Business Person of the Year for 2003. In July 2004, Mr Eldon was awarded the Gold Bauhinia Star by the Hong Kong Special Administrative Region Government for his contribution to the territory's financial sector and his distinguished community services.

Mr Eldon is married with three children.

Vincent H C Cheng, OBE, JP
Vice-Chairman and Chief Executive
Hang Seng Bank Limited

>

Vincent Cheng Hoi Chuen, born in Hong Kong in 1948, will become Chairman of The Hongkong and Shanghai Banking Corporation Limited on 25 May 2005. Mr Cheng is currently Vice-Chairman and Chief Executive of Hang Seng Bank Limited.

Mr Cheng joined the HSBC Group in 1978, when he worked in the Group Finance department of The Hongkong and Shanghai Banking Corporation. He moved to the bank's Group Planning department in 1982, before he was appointed Chief Economist in 1986. From April 1989 to April 1991, he was seconded to the Hong Kong Government's Central Policy Unit and served as an adviser to the Governor of Hong Kong. He rejoined HSBC in 1992 as Senior Manager, Economic and Strategic Research, before becoming the bank's Chief Financial Officer in 1994. He took up the post of General Manager in June 1995 and then Executive Director in November that same year. He was appointed Vice-Chairman and Chief Executive of Hang Seng Bank in 1998.

Mr Cheng is Chairman of Hang Seng Life Limited and a Director of Great Eagle Holdings Limited.

Mr Cheng was a Member of the Executive Council (the Hong Kong Government's highest policy-making body) between 1995 and 1997 and a Hong Kong Affairs Adviser to the People's Republic of China between 1994 and 1997. He was also a Member of the Legislative Council from 1991 to 1995.

Mr Cheng is Chairman of the Process Review Panel for the Securities and Futures Commission and Chairman of the Standing Committee on Directorate Salaries and Conditions of Service of the HKSAR Government. He is also President of the Hong Kong Institute of Bankers. His participation in public services includes chairmanship of the Board of Trustees of the Lord Wilson Heritage Trust and Vice Patron of The Community Chest of Hong Kong. He is also a member of the Standing Committee of the Beijing Municipal Committee of the Chinese People's Political Consultative Conference.

Mr Cheng was educated in Hong Kong and in New Zealand, receiving his Bachelor's of Social Science Degree in Economics from The Chinese University of Hong Kong and a Master of Philosophy in Economics from The University of Auckland.

Mr Cheng is married with two daughters.

Vincent Cheng Hoi Chuen, OBE, JP
Directorships:
Vice-Chairman and Chief Executive, Hang Seng Bank Limited
Chairman, Hang Seng Bullion Company Limited
Chairman, Hang Seng Life Limited
Chairman, Hang Seng (Nominee) Limited
Chairman, Hang Seng School of Commerce
Chairman, Haseba Investment Company Limited
Director, The Hongkong and Shanghai Banking Corporation Limited
Director, Barrowgate Limited
Director, Great Eagle Holdings Limited

Public Service:
Chairman, Board of Trustees of the Lord Wilson Heritage Trust
Chairman, Process Review Panel for the Securities and Futures Commission
Chairman, Standing Committee on Directorate Salaries and Conditions of Service
of the HKSAR Government
President, Hong Kong Institute of Bankers
Vice Patron, The Community Chest of Hong Kong
Member, Board of Trustees of New Asia College of The Chinese University of Hong Kong
Member, Board of Trustees of the Ho Leung Ho Lee Foundation
Member, Council of St Stephen's Girls' College
Member, Court of the Hong Kong University of Science and Technology
Member, Hong Kong Red Cross Advisory Board
Member, Standing Committee of the Beijing Municipal Committee of the Chinese
People's Political Consultative Conference
Member, The Hong Kong Ballet Limited Board of Governors
Member, The Independent Commission on Remuneration for Members of the Executive
Council and the Legislature of the HKSAR

Michael R P Smith, OBE
President and Chief Executive Officer
The Hongkong and Shanghai Banking Corporation Limited

Michael Smith, born in the UK in 1956, will become Chairman of Hang Seng Bank Limited on 22 April 2005, in addition to being the President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited.

Mr Smith joined the HSBC Group in 1978. During his career, he has held a wide variety of posts in Hong Kong, the rest of the Asia-Pacific region, the UK, Australasia, the Middle East and South America, including appointments in Commercial, Institutional and Investment Banking, Planning and Strategy, Operations and Branch network.

In 1984, Mr Smith was appointed Manager Planning at The Hongkong and Shanghai Banking Corporation's headquarters in Hong Kong. A year later, he moved to Australia to take up the post of Manager Wholesale Banking and was appointed State Manager New South Wales in 1987. Mr Smith moved to the Planning department of Midland Bank (now HSBC Bank plc) in the UK in 1990. In 1993, he was appointed Managing Director International at Midland Bank, responsible for the bank's overseas businesses.

From 1995-1997, Mr Smith was Executive Director and Deputy Chief Executive of Hongkong Bank Malaysia Berhad (now HSBC Bank Malaysia Berhad). He was appointed Chief Executive Officer of HSBC Argentina Holdings SA in 1997 and subsequently Chairman in 2000. In the same year, he was made an HSBC Group General Manager.

In 2003, Mr Smith returned to the UK to review and restructure the Group's head office operations. He took up his present appointment at The Hongkong and Shanghai Banking Corporation in January 2004. Mr Smith also became Chairman of HSBC Bank Malaysia Berhad in January 2004.

Mr Smith graduated with honours in 1978 from the City University of London where he read Economic Sciences.

Mr Smith is married with three children. His interests include viniculture, golf, classic cars, art and antiques.

Raymond Ching-Fai Or JP
Group General Manager and
General Manager, The Hongkong and Shanghai Banking Corporation Limited

Raymond Or Ching Fai, born in mainland China in 1949, will become the Vice-Chairman and Chief Executive of Hang Seng Bank Limited on 25 May 2005. He is currently General Manager of The Hongkong and Shanghai Banking Corporation Limited.

Mr Or began his career with The Hongkong and Shanghai Banking Corporation Limited in 1972 after receiving a Bachelor's Degree from the University of Hong Kong in Economics and Psychology.

Mr Or worked in a variety of positions in personnel, securities and retail banking before joining the corporate banking division in 1980 as a Credit Manager. In 1995, he became Assistant General Manager and Head of Corporate and Institutional Banking. On 1 February 2000, Mr Or was appointed General Manager. He was also appointed a Group General Manager in the same year.

Mr Or is a director of Hang Seng Bank Limited and Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited. He is also a director of Hong Kong Interbank Clearing Limited, Cathay Pacific Airways Limited, Esprit Holdings Limited, Hutchison Whampoa Limited and Bank of Communications.

Mr Or is currently Vice Chairman of the Hong Kong Association of Banks after presiding as Chairman in 2000 and 2003. He is Chairman of the Financial Services Advisory Committee and a member of the Services Promotion Programme Committee of the Hong Kong Trade Development Council. He is a member of the Risk Management Committee of the Hong Kong Exchanges and Clearing Limited. He is also Vice President and a council member of the Hong Kong Institute of Bankers, a council member of the University of Hong Kong and the City University of Hong Kong, an adviser of the Employers' Federation of Hong Kong and a member of the Planning Committee of the 5th East Asian Games.

Mr Or is a member of the Board of Directors of the Community Chest of Hong Kong.
He is also a Justice of the Peace.

Mr Or is married with four sons.

Peter Wong Tung Shun, JP
Group General Manager and Executive Director, Hong Kong and Mainland China
The Hongkong and Shanghai Banking Corporation Limited

Peter Wong, born in Hong Kong in 1951, will become a Group General Manager and Executive Director, Hong Kong and Mainland China of The Hongkong and Shanghai Banking Corporation Limited on 1 April 2005.

Mr Wong began his career in banking in 1980, when he joined Citibank N.A.'s Global Consumer Banking unit in Hong Kong as Assistant Financial Controller. He was then appointed Director of Business Development in 1983 and Deputy Managing Director in 1986. In 1987, he was appointed Director of Banking, before becoming Director of Sales, Services and Distribution Channels for Citibank's North Asian operations.

Mr Wong was appointed Head of Consumer Banking at Standard Chartered Bank for its Hong Kong and China operations in 1997. He was Standard Chartered Bank's Chief Executive for its Hong Kong operations in 2000 and became Director for Greater China Operations from January 2002 to November 2004.

On 1 April 2005, Mr Wong will take up the post of Executive Director, Hong Kong and Mainland China at The Hongkong and Shanghai Banking Corporation Limited.

Mr Wong is a Director and Chairman of The Link Management, Vice President of the Hong Kong Institute of Bankers and a member of the Economic and Employment Council. He is a member of the Hong Kong Community Chest's board of directors and the Hong Kong Red Cross Advisory Committee. He is on the board of the University of Science and Technology and an Honorary Professor of Hong Kong University.

Mr Wong was educated at Indiana University in the US and holds a Bachelor's Degree and Master of Science Degree in Computer Science and in Marketing and Finance.

Mr Wong is married with two children.

Joseph C Y Poon
Executive Director and Deputy Chief Executive
Hang Seng Bank Limited

Joseph Poon, born in 1954, has been appointed Executive Director and Deputy Chief Executive of Hang Seng Bank Limited, effective 7 December 2004.

Mr Poon joined the HSBC Group in 1988 as Deputy Managing Director, and then as Managing Director a year later, of Wayfoong Shipping Services Limited (now HSBC Shipping Services), HSBC's shipping financing arm in Asia. Prior to that, he worked as a senior accountant at Arthur Andersen & Co's offices in Australia and Hong Kong from 1976 to 1981. He become Assistant Internal Audit Manager for the Royal Hong Kong Jockey Club in 1981 and then Chief Accountant and Operations Manager at British Columbia Financial Corporation (Hong Kong) Limited in 1982. He moved to First National Boston Asia Limited's corporate banking and shipping finance unit in Hong Kong in 1983, before joining Chemical Bank, Hong Kong in 1985, also working in the corporate banking and shipping finance department looking after Asian clients.

After four years with Wayfoong Shipping Services, Mr Poon joined The Hongkong and Shanghai Banking Corporation Limited in 1992 as a Senior Manager overseeing five lending divisions in the bank's Corporate and Institutional Banking department in Hong Kong. From 1999 to 2001, Mr Poon took a cross posting to HSBC Bank plc in the UK, where he worked in credit and risk management and service and sales management. He returned to Hong Kong in 2001 as Head of Service, Sales and Channel Development, Commercial Banking. Two years later, he was appointed Senior Executive, Commercial Banking, responsible for all middle market commercial banking relationships in the main office in Hong Kong.

Mr Poon holds a Bachelor of Commerce Degree, majoring in Economics and Accounting, from the University of Western Australia. He is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia.

Mr Poon is married with one daughter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 06, 2004